

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 3, 2008

via U.S. mail and facsimile

T. Jay Collins, President and Chief Executive Officer
Oceaneering International, Inc.
11911 FM 529
Houston, Texas 77041-3000

> **Re:** **Oceaneering International, Inc.**
> **Form 10-K**
> **Filed February 27, 2008**
> **File No. 1-10945**

Dear Mr. Collins:

We have completed our review of your filing and response letter and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: A. Nguyen Parker
J. Madison